SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    Form 6-K

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


For the month of May, 2007                  Commission File Number:   333-112898

                       MILLAR WESTERN FOREST PRODUCTS LTD.
                              (Name of registrant)


                               16640 - 111 Avenue
                                Edmonton, Alberta
                                 Canada T5M 2S5
                    (Address of Principal Executive Offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

               Form 20-F                        Form 40-F
                         -----                            ------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                           ----

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                           ----

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

             Yes                         No   X
                 -----                      -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A




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                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                     MILLAR WESTERN FOREST PRODUCTS LTD.


Date:  May 14, 2007                  By: /s/      Kevin Edgson
                                         -------------------------------------
                                         Name:   Kevin Edgson
                                         Title:  Chief Financial Officer



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                                  EXHIBIT INDEX



Exhibit No.                           Description of Exhibit

    99.1 Interim Financial Statements for the Three Months Ended March 31, 2007, and notes thereto

    99.2 Management's Discussion and Analysis of Financial Condition and Results of Operations for the Three Months Ended March 31, 2007